

Mail Stop 4631

April 21, 2010

Via U.S. mail and facsimile @ (713) 600-3850

John V. Sobchak
Vice President and Chief Financial Officer
KMG Chemicals, Inc.
9555 W. Sam Houston Parkway S., Suite 600
Houston, TX 77099

> **RE: KMG Chemicals, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed October 15, 2009**
> **Definitive Proxy Statement on Schedule 14A filed on October 30, 2009**
> **File No. 000-29278**

Dear Mr. Sobchak:

We have reviewed your response letter dated April 6, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed on October 30, 2009

Compensation Discussion and Analysis, page 10

Annual Incentive Compensation, page 12

1. We note your responses to comments 12 and 13 of our letter dated February 23, 2010; however, you not have provided any quantitative disclosure of the performance targets (i.e., earnings per share, return on assets and stock performance). Please advise.

2. In addition, please provide on a supplemental basis a detailed explanation for the conclusion that disclosure of the named executive officers' personal goals would not be required because it would result in competitive harm such that the personal

goals could be excluded, in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent that you have an appropriate basis for omitting the specific goals, you must discuss how difficult it would be for the named executive officers to achieve the undisclosed goals or other factors. Please note that we may have additional comments upon review of your response.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence Craig Slivka, Special Counsel, at (202) 551-3729 if you have questions regarding our comments.

Sincerely,

Pamela A. Long
Assistant Director